Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of: December, 2007
Commission File Number: 000-50393
NEUROCHEM INC.
275 Armand-Frappier Boulevard
Laval, Québec
H7V 4A7
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.     Form 20-F ☐   Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐   No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐   No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.
Yes ☐   No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES:
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEUROCHEM INC.
December 3, 2007
	By:	/s/ David Skinner
David Skinner, Vice-President
General Counsel and Corporate Secretary

The Material Change Report dated December 3, 2007, issued by Neurochem Inc. (the “Registrant”) submitted with this Form 6-K is hereby incorporated by reference into, and as an exhibit to, the Registrant’s registration statements on Form F-10 (SEC Reg. Nos. 333-140039 and 333-142770).

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Neurochem Inc. (“Neurochem”)
275 Armand-Frappier Blvd.
Laval, Québec
H7V 4A7

Item 2	Date of Material Change

November 30, 2007

Item 3	News Release

A press release was disseminated by CNW Telbec on November 30, 2007, from Laval, Québec.

Item 4	Summary of Material Change

Neurochem announced the departure of Philippe Calais, PhD. Pharm., Neurochem’s President, Global Business.

Item 5	Full Description of Material Change

	5.1	Full Description of Material Change

On November 30, 2007, Neurochem announced the departure of Philippe Calais, PhD. Pharm., Neurochem’s President, Global Business. Dr. Calais joined Neurochem in 2003, and is leaving effective December 31, 2007, to pursue other interests.

	5.2	Disclosure for Restructuring Transactions

N/A

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being filed on a confidential basis.

Item 7	Omitted Information

N/A

Item 8	Executive Officer

Dr. Lise Hébert
Vice-President, Corporate Communications
450.680.4572

Item 9	Date of Report

December 3, 2007

For further information, please contact:
Lise Hébert, Ph.D.	Tel: 1-450-680-4572
Vice President, Corporate Communications	lhebert@neurochem.com
NEUROCHEM ANNOUNCES DEPARTURE OF DR. PHILIPPE CALAIS, PRESIDENT, GLOBAL BUSINESS
LAVAL, CANADA, November 30, 2007 — Neurochem Inc. (NASDAQ: NRMX; TSX: NRM) today announces the departure of Philippe Calais, PhD. Pharm., Neurochem’s President, Global Business. Dr. Calais joined Neurochem in 2003, and is leaving effective December 31, 2007, to pursue other interests.
“Dr. Calais has made a significant contribution to creating constructive relationships for Neurochem in international markets and we are grateful for having had the benefit of his expertise during the five years he has been with us,” said Dr. Francesco Bellini, Neurochem’s Chairman, President and CEO. “We wish him every success in his new pursuits.”
About Neurochem
Neurochem Inc. is a global health company focused on the research, development and commercialization of products to provide innovative health solutions to patients suffering from serious diseases.
To Contact Neurochem
For additional information on Neurochem and its drug development programs, please call the North American toll-free number 1 877 680-4500 or visit the Web Site at: www.neurochem.com.
Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond Neurochem’s control. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical and/or nutraceutical industry, changes in the regulatory environment in the jurisdictions in which Neurochem does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation, that actual results may vary once the final and quality-controlled verification of data and analyses has been completed, as well as other risks disclosed in public filings of Neurochem. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance, if any, on the forward-looking statements included in this news release. These statements speak only as of the date made and Neurochem is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise. Please see the Annual Information Form for further risk factors that might affect the Company and its business.